SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 1, 2002

GenCorp Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-1520	34-0244000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	IRS Employer Identification No.)

Highway 50 and Aerojet Road, Rancho Cordova, California	95670
(Address of Principal Executive Offices)	(Zip Code)

P.O. Box 537012, Sacramento, California	95853-7012
(Mailing Address)	(Zip Code)

Registrant's telephone number, including area code (916) 355-4000

TABLE OF CONTENTS

Item 7. Exhibits

Table Item No.	Exhibit Description	Exhibit Number
99	GenCorp Inc.'s press release dated April 1, 2002, which stated that GenCorp announced its intention to issue $100 million aggregate principal amount of Convertible Subordinated Notes.	99.1
99	GenCorp Inc.'s press release dated April 1, 2002, in which GenCorp announced that Aerojet-General Corporation, a subsidiary of GenCorp, has signed a comprehensive groundwater remediation agreement for the San Gabriel Valley Superfund Site known as the Baldwin Park Operable Unit (BPOU).	99.2

Item 9. Regulation FD Disclosure

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on April 1, 2002.

Exhibit 99.1 is a GenCorp Inc. press release dated April 1, 2002, which stated that GenCorp announced its intention to issue $100 million aggregate principal amount of Convertible Subordinated Notes due 2007 in a private placement pursuant to Rule 144A under the Securities Act of 1933 (the "Act"). The Company also intends to grant the initial purchasers an option to purchase up to an additional $25 million of Notes.

Attached hereto as Exhibit 99.2 and incorporated herein by this reference is the text of the registrant's press release which was issued on April 1, 2002.

Exhibit 99.2 is a GenCorp Inc. press release dated April 1, 2002 in which GenCorp announced that Aerojet-General Corporation, a subsidiary of GenCorp, has signed a comprehensive groundwater remediation agreement for the San Gabriel Valley Superfund Site known as the Baldwin Park Operable Unit (BPOU). Aerojet is one of 19 Potentially Responsible Parties in the BPOU named by the U.S. Environmental Protection Agency (EPA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC

By: /s/ William R. Phillips

Name: William R. Phillips

Title: Senior Vice President, Law, General Counsel and Secretary

Dated: April 3, 2002